UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Rule 14f-1

                    Report of Change in Majority of Directors

 Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
                       of 1934 and Rule 14f-1 Thereunder

                                 HEMOXYMED, INC.
                (Name of Registrant as Specified In Its Charter)


          Delaware                       001-13835              39-1661164
          --------                       ---------              ----------
(State or Other Jurisdiction of    (Commission File No.)     (I.R.S. Employer
of Incorporation or Organization)                           Identification No.)

               420 Lexington Avenue, Suite 300, New York, NY 10170
              (Address of Principal Executive Offices and Zip Code)
       Registrant's telephone number, including area code: (212) 297-6221

                                 HEMOXYMED, INC.
               420 Lexington Avenue, Suite 300, New York, NY 10170

        Information Statement Regarding a Change in Majority of Directors Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1

      NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
                  CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

                                     GENERAL

This Information Statement is being mailed on or about August 20, 2002, by Hemoxymed, Inc., a Delaware corporation, to the holders of record of shares of our common stock. You are receiving this Information Statement in connection with the intended appointment of five new members to our board of directors and the resignation of our two current directors.

It is anticipated that on or about September 6, 2002, pursuant to and in accordance with an Agreement and Plan of Merger dated as of July 29, 2002 by and among Hemoxymed, Inc., Molecular Geriatrics Acquisition, Inc., our wholly-owned subsidiary, and Molecular Geriatrics Corporation, an aggregate of approximately 23,000,000 shares of common stock of Hemoxymed, Inc. will be issued directly to the shareholders of Molecular Geriatrics Corporation as consideration for the merger of Hemoxymed, Inc.'s subsidiary, Molecular Geriatrics Acquisition, Inc., with and into Molecular Geriatrics Corporation. Pursuant to the merger, Hemoxymed, Inc. will issue approximately .6578 shares of its common stock for each issued and outstanding share of Molecular Geriatrics Corporation common stock. Upon the effectiveness of the merger, all issued and outstanding shares of Molecular Geriatrics Corporation capital stock will be cancelled.

As of the closing of the merger, on or about September 6, 2002, Hemoxymed, Inc. will have approximately 49,000,000 shares of common stock outstanding.

Under the terms of the merger agreement, our current directors, Joshua D. Schein and Judson A. Cooper are required to appoint Bruce N. Barron, John F. DeBernardis, Richard B. Stone, Vaughn D. Bryson and Preston Tsao as members of our board of directors. These appointments shall become effective at least ten days after the date of this notice and immediately prior to the closing of the merger transaction. Joshua D. Schein and Judson A. Cooper will resign as directors of Hemoxymed, Inc. upon the effectiveness of the appointment of Messrs. Barron, DeBernardis, Stone, Bryson and Tsao to our board of directors.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

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

The information contained in this Information Statement concerning Molecular Geriatrics Corporation, the new proposed directors, Messrs. Barron, DeBernardis, Stone, Bryson and Tsao, and the new proposed other executive officers, key scientists and advisors listed below, Messrs. Kerkman, Davies and Ellison, has been furnished to us by Molecular Geriatrics Corporation. Hemoxymed, Inc. assumes no responsibility for the accuracy or completeness of such information.

                  CERTAIN INFORMATION REGARDING HEMOXYMED, INC.

The only class of voting securities of Hemoxymed, Inc. currently outstanding is our common stock. As of August 7, 2002, there were 24,905,151 shares of our common stock outstanding. Each share of common stock is entitled to one vote per share. There are no shares of preferred stock of Hemoxymed, Inc. currently outstanding.

             INFORMATION CONCERNING THE CURRENT DIRECTORS, PROPOSED
                        DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS

Judson A. Cooper, Mr. Cooper is a founder of SIGA Technologies, Inc. ("SIGA"), a publicly-traded biotechnology company, and served as its Chairman from August 1998 to April 2001. Mr. Cooper also served as SIGA's acting Chairman from April 1998 to August 1998, as a Director from December 1995 to April 2001, and as Executive Vice President from November 1996 to April 2001, and as its founding President from December 1995 to November 1996. Mr. Cooper is also a founder of DepoMed, Inc., a publicly-traded drug delivery company and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Mr. Cooper was an executive officer and a director of Virologix Corporation, a private biotechnology company which he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly-traded biotechnology company. From June 1996 to September 1998, Mr. Cooper was an executive officer and a director of Callisto Pharmaceuticals, Inc., a private biotechnology company which he co-founded. Since 1997, Mr. Cooper has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From September 1993 to December 1995, Mr. Cooper was a private investor. From 1991 to 1993, Mr. Cooper was a Vice President at D. Blech & Company, Incorporated, a merchant and investment banking firm focused on the biopharmaceutical industry. Mr. Cooper is a graduate of the Kellogg School of Management. Joshua D. Schein Ph.D., Dr. Schein is a founder of SIGA Technologies, Inc. ("SIGA"), a publicly-traded biotechnology company, and served as its Chief Executive Officer from August 1998 to April 2001. Dr. Schein also served as SIGA's acting Chief Executive Officer from April 1998 to August 1998, as Secretary and a Director from December 1995 to April 2001, and as Chief Financial Officer from December 1995 until April 1998. Dr. Schein is also a founder of DepoMed, Inc., a publicly-traded drug delivery company and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Dr. Schein was an executive officer and a director of Virologix Corporation, a private biotechnology company which he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly-traded biotechnology company. From June 1996 to September 1998, Dr. Schein was an

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

executive officer and a director of Callisto Pharmaceuticals, Inc., a private biotechnology company which he co-founded. Since 1997, Dr. Schein has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From 1994 to 1995, Dr. Schein served as a Vice President of Investment Banking at Josephthal, Lyon and Ross, Incorporated, an investment banking firm. From 1991 to 1994, Dr. Schein was a Vice President at D. Blech & Company, Incorporated, a merchant and investment banking firm focused on the biopharmaceutical industry. Dr. Schein received a Ph.D. in neuroscience from the Albert Einstein College of Medicine, an MBA from the Columbia Graduate School of Business, and a B.A. in biochemistry from Brandeis University.

Mr. Cooper and Dr. Schein are currently the only officers of Hemoxymed, Inc., and they will resign as directors and officers immediately prior to the merger with Molecular Geriatrics Corporation.

PROPOSED DIRECTORS AND CURRENT EXECUTIVE OFFICERS

The Proposed directors, executive officers, and certain key scientists and advisors of the Company are as follows:

Proposed Directors

Bruce N. Barron, 47, has been Chairman of the Board since August, 1999, and Chief Executive Officer of Molecular Geriatrics Corporation since April, 1995. Previously, he had been President of Molecular Geriatrics Corporation from April, 1995 to August, 1999. He had also been Chief Financial Officer of Molecular Geriatrics Corporation from September 1, 1993 on a part-time basis and on a full-time basis from April 1, 1994 to April, 1995. He has also been a director of Molecular Geriatrics Corporation since June, 1994. From 1989 until June, 1994, Mr. Barron was a director and Vice Chairman and Chief Executive Officer of Xtramedics, Inc. and from 1988 to 1989, a Vice President of Finance, in all instances on a part-time basis. Xtramedics was merged into Athena Medical Corp. in June, 1994. From 1985 to August, 1993, Mr. Barron was a director and Vice President of Finance and Chief Financial Officer of Gynex Pharmaceuticals, Inc. in addition to serving in various other capacities, including Vice Chairman from 1988 to 1989, in all instances on a part-time basis. Gynex was acquired by BioTechnology General Corp. in August, 1993. From 1985 to 1992, Mr. Barron also served as a director and part-time executive officer of Pharmatec, Inc. (now Pharmos Corp.) in various capacities including President, Chief Executive Officer, Chief Financial Officer, and Vice President. Mr. Barron was a member of the Board of Directors of Trimedyne, Inc., a publicly-traded manufacturer of lasers for use in various medical applications from 1985 until February, 2001.

Following the merger, Mr. Barron will serve as the Chairman of the Board and Chief Executive Officer of Hemoxymed, Inc.

John F. DeBernardis, Ph.D., 54, has been President and Chief Operating Officer of Molecular Geriatrics Corporation since August, 1999. He joined Molecular Geriatrics Corporation in August, 1993, as Director of Chemistry and Pharmacology, was promoted to Vice President of Discovery, and Senior Vice President, Research and Development. He was Secretary of Molecular Geriatrics

Corporation from April, 1995 to August, 1999, and was appointed a director of Molecular Geriatrics Corporation in November, 1995. Prior to joining Molecular Geriatrics Corporation , Dr. DeBernardis spent sixteen years at Abbott Laboratories, where he began his career as a research chemist and progressively earned several promotions, ending with his position as the Area Head of Cardiovascular Research within the Pharmaceutical Products Division supervising an 85 person staff. During his tenure, a number of IND candidates were identified. Dr. DeBernardis received his Ph.D. degree from the University of Pittsburgh in 1974 and worked two years as an NIH postdoctoral fellow in the Department of Chemistry at MIT. He is co-author on 65 scientific publications and holds 32 U.S. patents.

Following the merger, Dr. DeBernardis will serve as the President and Chief Operating Officer of Hemoxymed, Inc.

Vaughn D. Bryson, 62, has been a director of Molecular Geriatrics Corporation since May, 1994 and was Chairman of the Board from April, 1995 until August, 1999. He currently is President of Life Sciences Advisors. He was formerly Vice-Chairman of Vector Securities International until December, 1996. Mr. Bryson, a thirty-two year veteran of Eli Lilly and Company, was President and CEO of that company from November, 1991, to June, 1993. He was also a member of Eli Lilly's Board of Directors from 1984 until his retirement in 1993. Mr. Bryson is currently a director of the following companies: Chiron, Perclose, Ariad Pharmaceuticals, Fusion Medical Technologies and Quintiles Transnational Corp.

Richard B. Stone, 58, was appointed a director of Molecular Geriatrics Corporation in December, 1994. Mr. Stone has been the Wilbur H. Friedman Professor of Tax Law at Columbia University since 1974 where his responsibilities include teaching Federal Income Tax, Corporate Tax, Partnership Tax, Real Estate Tax, and Business Planning. During that time Mr. Stone spent two years as Tax Counsel to Cleary, Gottlieb, Steen and Hamilton. Previous positions have included four years as Assistant to the Solicitor General of the United States, Department of Justice. Mr. Stone holds a J.D. from Harvard Law School. Mr. Stone is also involved in other business activities such as Vice President, Reimer & Stone, a real estate company and is a Managing Director of Sunrise Securities Corporation.

Preston Tsao, 55, was appointed a director of Molecular Geriatrics Corporation in May, 1996. Mr. Tsao has been Managing Director of SCO Securities LLC since September 2001. From January 1995 until September 2001, Mr. Tsao was Managing Director of Sunrise Securities Corporation. Mr. Tsao has been the principal investment banker on numerous public and private transactions.

Executive Officers and Key Scientists and Advisors

In addition to Mr. Barron and Dr. DeBernardis, the following persons are executive officers and key scientists and advisors of Molecular Geriatrics
Corporation, and will hold equivalent positions at Hemoxymed, Inc. after the merger:


Daniel J. Kerkman, Ph.D., 50, joined Molecular Geriatrics Corporation in August,

1993 as Group Leader of Chemistry and now serves in his role of Vice President, Research. Prior to joining Molecular Geriatrics Corporation , Dr. Kerkman spent thirteen years at Abbott Laboratories where he began his career as a research chemist initially in the cardiovascular area followed by several positions within both the immunoscience and neuroscience areas. A series of promotions ended with his position as the Project Leader in Adrenergic research within the Pharmaceutical Products Division supervising a 35 person staff. During his tenure, a number of IND candidates were identified. Dr. Kerkman received his Ph.D. degree from MIT in 1979 and worked one year as a postdoctoral fellow in the Department of Chemistry at MIT. He is co-author on more than 33 scientific publications and holds 10 U.S. patents.

Peter Davies, Ph.D., 54, is the founder of Molecular Geriatrics Corporation's core ADAP technology. From 1986 to the present, Dr. Davies has been a Professor of Pathology and Neuroscience at Albert Einstein College of Medicine where he focuses on Alzheimer's Disease. He has pioneered discoveries of biochemical abnormalities in the brains of patients with Alzheimer's Disease and has directed Alzheimer's research since 1974 at Albert Einstein College of Medicine.

David Ellison, CPA, 40, has been Chief Financial Officer of Molecular Geriatrics Corporation since May, 1996 and Secretary since August, 1999. He had been Chief Financial Officer of a long-term care facility specializing in Alzheimer's care and prior to that he was a senior manager in a local public accounting firm.


                            COMPENSATION OF DIRECTORS

Our directors are reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the board of directors or committees thereof.

                        BOARD OF DIRECTORS AND COMMITTEES

Hemoxymed, Inc. currently only has two directors, Mr. Cooper and Dr. Schein. Dr. Schein was appointed to our Audit Committee in February 2002 and is currently its only member. Hemoxymed, Inc. does not have a nominating or compensation committee of the board of directors or other committees performing similar functions. During the year ended December 31, 2001, we held three meetings of the board of directors and took action by unanimous written consent on one occasion.

The current Board of Molecular Geriatrics Corporation anticipates that following the merger with Hemoxymed, the new Board of Hemoxymed will constitute an audit and compensation committee in full compliance with applicable laws and regulations.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, and the regulations under that act require our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, or reporting persons, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in that ownership. Reporting persons are required by Commission regulations to furnish us with copies of all reports that they file.

Based solely upon a review of copies of these reports furnished to us during 2001 and thereafter, or written representations received by us from reporting persons that no reports were required, we believe that our reporting persons complied with all Section 16(a) filing requirements applicable to them during 2001.


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below provides information concerning the annual and long-term compensation for services in all capacities as an employee of Hemoxymed, Inc. of Stephen K. Parks, our former President and Chief Executive Officer, during 1999, 2000 and 2001. There were no other executive officers whose annual salary and bonus compensation exceeded $100,000.



                           SUMMARY COMPENSATION TABLE


                                                      Annual Compensation                 Long Term Compensation
Name & Principal Position                             Year        Salary      Bonus       Common Stock Options
-------------------------                             ----        ------      -----       --------------------
Stephen K. Parks (1), (2)                             2001        $12,500     $50,000                 ------
   President & C.E.O.                                 2000        -              -                    ------
                                                      1999       $100,000        -                    ------

(1) Resigned as President and Chief Executive Officer of the Company as of July 31, 2002.
(2) $30,000 of Mr. Parks bonus in 2002 was paid in stock at a fair market value of $0.50 per share. The balance of $20,000 was paid in cash.


        OPTION GRANTS AND AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

No option grants were made to the executive officers named in the summary compensation table during fiscal year ended December 31, 2001. No option exercises were made by the executive officer named in the summary compensation table during fiscal year ended December 31, 2001, and no executive officer held unexercised options as of that date.

             PRO FORMA SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN
        BENEFICIAL OWNERS, THE CURRENT DIRECTOR, PROPOSED DIRECTORS AND
                               EXECUTIVE OFFICERS

The following table sets forth certain pro forma information as of the close of the merger regarding the beneficial ownership of our common stock by:

     o each person known by us to own beneficially own more than five percent in the aggregate, of the outstanding shares of our common stock;

     o    each of our current directors and proposed directors;

     o    each of our proposed executive officers; and

     o all directors, proposed directors and proposed executive officers as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying notes held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

The  following  table  assumes that the Closing has occurred and gives effect to
(a) the issuance of approximately .6578 shares of Common Stock to the holders of MGC Common Stock for each share held, approximately .6578 options to the holders of MGC options to purchase Common Stock for each option held, and approximately ..6578 warrants to the holders of MGC warrants to purchase Common Stock for each warrant held. Beneficial ownership and percentage ownership are determined in accordance with the Rules of the SEC. The address for those individuals for which an address is not otherwise indicated is as follows: c/o MGC, 50 Lakeview Parkway, Suite 111, Vernon Hills, IL 60061.


====================================================================================
                                              Number of Shares
Beneficial Owner                                Beneficially
                                                   Owned            Percentage Owned
====================================================================================
Judson A. Cooper (2), (3)                            9,941,981             20.8
====================================================================================

Joshua D. Schein (2), (3)                            9,945,084             20.8
====================================================================================

Richard B. Stone (1), (3)                         4,591,268(5)              9.5
====================================================================================

Bruce N. Barron (1)                               2,145,853(6)              4.4
====================================================================================

John F. DeBernardis (1)                           1,361,430(7)              2.8
====================================================================================

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

Vaughn D. Bryson (1)                                164,078(8)               *
====================================================================================

Preston Tsao (1)                                    212,589(9)               *
====================================================================================

Daniel J. Kerkman                                  617,473(10)              1.3
====================================================================================

David Ellison                                      504,095(11)              1.1
====================================================================================

All Directors and Officers as a Group (7
persons) (4)                                     9,596,786(12)             18.6
====================================================================================

             *Less than 1%.

(1) A director of the Company.

(2) Includes 9,768,818 shares held in Prism Ventures, LLC, an entity controlled by shareholder.

(3) The address is c/o Hemoxymed, Inc., 420 Lexington Avenue, Suite 300, New York, NY 10170.

(4) Does not include Mr. Cooper and Dr. Schein, who will resign as directors and officers as of the closing of the merger.

(5) Includes currently exercisable options to purchase 447,304 shares of Common Stock.

(6) Includes currently exercisable options to purchase 1,269,244 shares of Common Stock.

(7) Includes currently exercisable options to purchase 1,008,757 shares of Common Stock.

(8) Includes currently exercisable options to purchase 164,078 shares of Common Stock.

(9) Includes currently exercisable options to purchase 144,716 shares of Common Stock.

(10) Includes currently exercisable options to purchase 441,847 shares of Common Stock.

(11) Includes currently exercisable options to purchase 298,744 shares of Common Stock.

(12) Includes currently exercisable options to purchase 3,774,690 shares of Common Stock.


                              RELATED TRANSACTIONS

Richard Stone, a director of Molecular Geriatrics Corporation, has assisted both Hemoxymed, Inc. and Molecular Geriatrics Corporation with raising funds and is a shareholder in both corporations.

See the table above for a detail of Mr. Stone's pro forma combined holdings. Included in these holdings are 316,250 shares received in 2002 by Mr. Stone as compensation for providing consulting services for Molecular Geriatrics Corporation.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          HEMOXYMED, INC.
Date: August 16, 2002
                                          By:  /s/ Judson A. Cooper
                                          -------------------------------------
                                          Judson A. Cooper,
                                          President and Chief Executive Officer

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